Exhibit 23.1
(Gerson, Preston, Robinson & Company, P.A. Letterhead)
Consent of Independent Accountants
The Board of Directors HealthSpring, Inc.
Franklin, TN 37607
We consent to the inclusion of our report dated March 23, 2007, except for notes 5 and 10, as to which the date is July 31, 2007, with respect to the balance sheets of Leon Medical Centers Health Plans, Inc. (the Company) as of December 31, 2006 and 2005, and the related statements of operations, shareholders’ equity, and cash flows for the years then ended, in the Form 8-K/A of HealthSpring, Inc. dated December 10, 2007. Our report indicates that such financial statements were restated to reflect a provision for income taxes and the related current and deferred income tax amounts. We further consent to the incorporation by reference of our report in registration statement No. 333-131654 on Form S-8 of HealthSpring, Inc.

Gerson, Preston, Robinson & Co., P.A.
By:	/s/ Steven F. Klein
STEVEN F. KLEIN, CPA

December 6, 2007